Subject to completion, dated March 19, 2007

Prospectus Supplement
(To Prospectus dated March 16, 2007)

Filed Pursuant to Rule 424(b)5
Registration No. 333-141367

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

9,000,000 Shares

ENERGY EAST CORPORATION

COMMON STOCK

We are offering 9,000,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “EAS.”  The last sale price as reported on the New York Stock Exchange on March 15, 2007 was $24.22 per share.

Investing in our common stock involves risks. See “Risk Factors” on page S-4 of this prospectus supplement.

PRICE $        A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Energy East Corporation
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 1,000,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on March     , 2007.

MORGAN STANLEY

A.G. EDWARDS

CITIGROUP

JPMORGAN

KEYBANC CAPITAL MARKETS

UBS INVESTMENT BANK

March    , 2007

This prospectus supplement contains information about Energy East Corporation and the terms of our common stock. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add to, update or change information in the accompanying prospectus. If information in this prospectus supplement or in the information incorporated by reference is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference, will apply and will supersede that information in the accompanying prospectus.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. We are not making an offer of our common stock in any jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of such documents.

In this prospectus supplement, references to “we,” “us” and “our” refer to Energy East Corporation, unless the context indicates that “we,” “us” or “our” refers to Energy East Corporation together with its consolidated subsidiaries.

OUR COMPANY

We are a public utility holding company organized under the laws of the state of New York in 1997. We are a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire. We conduct all of our operations through our wholly-owned subsidiaries including Connecticut Energy Corporation, CMP Group, Inc., CTG Resources, Inc., Berkshire Energy Resources, RGS Energy Group, Inc. and The Energy Network, Inc.

Connecticut Energy’s wholly-owned subsidiary, The Southern Connecticut Gas Company, is a regulated utility primarily engaged in the retail distribution of natural gas in Connecticut.

CMP Group’s wholly-owned subsidiary, Central Maine Power Company, is a regulated utility primarily engaged in transmitting and distributing electricity generated by others to retail customers in Maine.

CTG Resources’ wholly-owned subsidiary, Connecticut Natural Gas Corporation, is a regulated utility primarily engaged in the retail distribution of natural gas in Connecticut.

Berkshire Energy’s wholly-owned subsidiary, The Berkshire Gas Company, is a regulated utility primarily engaged in the distribution of natural gas in western Massachusetts.

RGS Energy’s wholly-owned subsidiaries are New York State Electric & Gas Corporation (“NYSEG”) and Rochester Gas and Electric Corporation (“RG&E”). NYSEG is a regulated utility primarily engaged in purchasing and delivering electricity and natural gas in the central, eastern and western parts of the state of New York. NYSEG sold a majority of its generation assets in 1999 and most of the remaining generation assets in 2001. RG&E is a regulated utility primarily engaged in generating, purchasing and delivering electricity and purchasing and delivering natural gas in an area centered around the city of Rochester, New York. RG&E sold its largest generating station, Ginna, in 2004.

The Energy Network’s wholly-owned subsidiaries include Cayuga Energy, Inc. and NYSEG Solutions, Inc.

We created a support services company in 2004, Utility Shared Services Corporation, to consolidate support service functions for our largest regulated utilities. This consolidation allows us to optimize the efficiency of those services.

Our principal business consists of our regulated electricity transmission and distribution operations in upstate New York and Maine and our regulated natural gas transportation, storage and distribution operations in upstate New York, Connecticut, Maine and Massachusetts. We serve approximately two million electricity customers and one million natural gas customers. Our service territories reflect diversified economies, including high-technology firms, insurance, light industry, consumer goods manufacturing, pulp and paper, ship building, colleges and universities, agriculture, fishing and recreational facilities. No customer accounts for more than 5% or more of either electric or natural gas revenues.

The mailing address of our principal executive offices is 52 Farm View Drive, New Gloucester, Maine 04260-5116. Our telephone number is (207) 688-6300.

RISK FACTORS

Investing in our securities involves risk. You should carefully consider any specific risks discussed or incorporated by reference in this prospectus supplement, together with all other information contained in this prospectus supplement or incorporated by reference in the prospectus. You should consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2006 which is incorporated by reference in this prospectus, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. See “Incorporation of Certain Documents by Reference.”

RECENT DEVELOPMENTS

Strategy and Capital Spending

We have maintained a consistent energy delivery and services strategy over the past several years, focusing on the safe, secure and reliable transmission and distribution of electricity and natural gas. Our operating companies have become increasingly efficient through realization of merger-enabled synergies. We intend to augment this strategic focus by addressing many of the precepts of the Energy Policy Act of 2005 including: a) investing in transmission to increase reliability, meet new load growth and connect new, renewable generation to the grid; b) investing in advanced metering infrastructure to promote customer conservation and peak load management; c) investing in our distribution infrastructure to make it more efficient by reducing losses; and d) investing in new regulated generation that is environmentally friendly and, where possible, sustainable.

We expect to make significant capital investments to enhance the safety and reliability of our distribution systems and to meet the growing energy needs of our customers in an environmentally responsible manner. Capital spending is expected to exceed $3 billion through 2011, including $496 million in 2007. Major spending programs include the installation of advanced metering infrastructure in New York and Maine requiring a $500 million investment; $500 million of transmission investments, predominantly in Maine; a high efficiency transformer replacement program; and a “green” fleet initiative. The majority of these planned transmission investments will be pursuant to a regional reliability planning process and should qualify for the Federal Energy Regulatory Commission’s transmission investment return on equity (ROE) incentive adders. We will also be investigating the repowering of RG&E’s Russell Station, a coal-fired generation facility that is scheduled to close at the end of 2007, using clean coal technologies, at a potential estimated cost of approximately $500 million. We estimate that over one-half of our capital spending program will be funded with internally generated funds and the remainder through the issuance of a combination of debt and equity securities.

Advanced Metering Infrastructure

In February 2007 in response to an August 2006 New York State Public Service Commission (NYPSC) Order, NYSEG and RG&E filed a plan to install advanced metering infrastructure (smart meters) for all of their electric and natural gas customers. Smart meters would enable customers to better control their energy usage by providing time-differentiated rates. Smart meters would also improve the companies’ response to service interruptions, enhance safety, and provide internal usage and demand data that will ultimately lead to peak demand reduction and defer the need for generation sources. The plan calls for a total capital investment of approximately $370 million between 2008 and 2010.

NYSEG Electric Rate Order

In September 2005 NYSEG filed a six-year Electric Rate Plan Extension with the NYPSC, to commence on January 1, 2007. NYSEG’s Electric Rate Plan Extension, as subsequently amended, proposed, beginning on January 1, 2007, to reduce the nonbypassable wires charge by $168 million and increase delivery rates by $104 million, thereby resulting in an annualized overall electricity delivery rate decrease of $64 million, or 8.6%. NYSEG proposed to accomplish the reduction in its nonbypassable wires charge by accelerating benefits from certain expiring above-market nonutility generator (NUG) contracts and capping the amount of above-market NUG costs over the term of the rate plan extension (referred to as NYSEG’s NUG levelization proposal). NYSEG also proposed to increase its equity ratio from 45% to 50%. In addition, NYSEG’s proposal would have allowed customers to continue to benefit from merger synergies and savings.

In early February 2006 Staff of the NYPSC (Staff) and six other parties submitted their direct cases. Staff presented only a one-year rate case. In its presentation, Staff proposed a delivery rate decrease of approximately $83 million, or about 13.4%. Staff neither rebutted nor addressed NYSEG’s revised and updated rate plan extension proposal, including its NUG levelization proposal, and opposed NYSEG’s proposal to extend its Voice Your Choice commodity program. Staff also raised several retroactive accounting issues that will be addressed in a future proceeding. The most significant of those issues concerns NYSEG’s internal other post employment benefits (OPEB) reserve (explained below), which, if accepted by the NYPSC, would have a material effect on earnings.

On August 23, 2006, the NYPSC issued its order in this proceeding. Major provisions of the Order include:

•       A decrease in delivery rates of $36 million. NYSEG’s most recent update in the proceeding requested a $58 million increase in delivery rates.

•       A 9.55% return on equity (ROE). NYSEG had requested an 11% ROE.

•       An equity ratio of 41.6% (approximately $610 million of equity) based on Energy East’s consolidated capital structure. NYSEG had requested a 50% equity ratio based on its actual capital structure.

•       A refund of $77 million to be paid from NYSEG’s Asset Sale Gain Account (ASGA) that had previously been reserved for customers. The ASGA was initially created in 1998 as a result of the sale of NYSEG’s generating stations and had been enhanced during NYSEG’s prior electric rate plans with the customers’ share of earnings from the earnings sharing mechanism. Payment of the refund will be made through a credit to customers’ bills by the end of April 2007.

•       One retroactive accounting issue raised by Staff concerns $57 million of interest associated with NYSEG’s internal OPEB reserve, which NYSEG has offset against other OPEB costs in its income statement over the past decade. The NYPSC determined that $3.6 million in annual revenues that NYSEG receives will remain subject to refund pending further examination of NYSEG’s accounting for OPEB costs. A proceeding related to this issue began in the fourth quarter of 2006 and could result in NYSEG treating all or a portion of the $57 million as an addition to its internal OPEB reserve, with a corresponding charge to income. NYSEG is vigorously defending its position and contends that the Staff is engaged in retroactive ratemaking, but is unable to predict its outcome.

•       Significant modifications to NYSEG’s previously approved Voice Your Choice commodity program, including:

–       Use of the variable rate supply option as the default for all customers not making a supply election, rather than the previous fixed price default option.

–       A 30% reduction in the cost allowance used to set the supply rate.

–       The use of an earnings collar for supply of plus or minus $5 million pre-tax with sharing outside the collar of 80% to customers and 20% to shareholders. NYSEG previously could earn 300 basis points ROE on supply (approximately $22 million) after which earnings were shared equally.

NYSEG believes that the commodity options program in the Order is unworkable in the long-term and inconsistent with the development of a competitive retail market for supply. In particular, NYSEG believes that the lower cost allowance used to set the supply rate does not cover the cost and risk of providing fixed price electricity at retail, and will stifle participation by retail energy service providers.

NYSEG estimates that the effect of the order will be to reduce its earnings by $35 million to $45 million. This estimate includes the effects of the delivery rate reduction, the lower ROE, the lower equity base that NYSEG is allowed to earn on and the changes in the commodity program, including the revised sharing provisions.

On September 7, 2006, NYSEG filed a petition with the NYPSC for rehearing and request for oral argument responding to certain aspects of the Order including the disallowance of system implementation costs. On December 15, 2006, the NYPSC denied NYSEG’s petition.

CNG Regulatory Proceeding

On March 21, 2006, the Connecticut Department of Public Utility Control (DPUC) notified Connecticut Natural Gas that it had initiated a general rate review of Connecticut Natural Gas pursuant to Connecticut General Statutes, which state that the DPUC must conduct a financial review or require a rate case every four years. On September 29, 2006, Connecticut Natural Gas submitted a general rate filing, requesting a net rate increase of $28.2 million, or 7.9%, in base delivery revenues effective April 1, 2007, based on an 11.0% ROE. The requested increase includes $6.7 million for increased bad debt expense, including a hardship program, $5.6 million for sharing of achieved management efficiencies and $4.3 million to offset lower normalized customer usage.

On March 14, 2007, the DPUC approved, with modifications, a settlement agreement filed by Connecticut Natural Gas and The Office of Consumer Counsel in the State of Connecticut on December 21, 2006. The modified agreement provides Connecticut Natural Gas with a net increase in firm revenues of $14.4 million (4.0% of total firm revenues), and a 10.1% ROE. Connecticut Natural Gas has also agreed to freeze its base distribution rates for a period of 24 months, until April 2009, and to implement an automated meter reading system by July 2008.

SELECTED FINANCIAL DATA

The following material is qualified by, and should be considered in conjunction with, the more detailed information appearing in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,
	2006	2005	2004	2003	2002(1)
	(Thousands, except per share amounts)
Operating Revenues	$5,230,665	$5,298,543	$4,756,692	$4,514,490	$3,778,026
Net Income .	$259,832	$256,833	$229,337	$210,446	$188,603	(2)
Earnings Per Share, basic	$1.77	$1.75	$1.57	$1.45	$1.44	(2)
Earnings Per Share, diluted.	$1.76	$1.74	$1.56	$1.44	$1.44	(2)
Dividends Per Share	$1.170	$1.115	$1.055	$1.000	$0.960
Total Assets	$11,562,401	$11,487,708	$10,796,622	$11,330,441	$10,944,347
Long-term Obligations, Capital Leases and Redeemable Preferred Stock	$3,726,709	$3,667,065	$3,797,685	$4,017,846	$3,721,959

(1)          Due to the completion of our merger transaction with RGS Energy during 2002, the consolidated financial statements include RGS Energy’s results beginning with July 2002.

(2)          Includes the writedown of our investment in NEON Communications, Inc. that decreased net income $7 million and earnings per share (EPS) 6 cents and the effect of restructuring expenses that decreased net income $24 million and EPS 19 cents.

CAPITALIZATION

The following table sets forth as of December 31, 2006 on a consolidated basis:

•       our actual capitalization; and

•       our capitalization as adjusted to give effect to the consummation of the sale of the common stock in this offering for aggregate net proceeds of $       million, and our application of our net proceeds in the manner described in the “Use of Proceeds” section.

The following is qualified in its entirety by our financial statements and other information contained elsewhere in this prospectus supplement and the accompanying prospectus, or incorporated by reference.

	As of December 31, 2006
	Actual		As Adjusted
	(Thousands, except amounts expressed as percentages)
Cash and Investments Available for Sale	113,373
Capitalization
Energy East Consolidated Debt
Notes Payable	109,363
Long-term Debt(1)	3,987,477
Total Debt	4,096,840	58.65%		%
Preferred Stock of Subsidiaries Redeemable Solely at the Option of Subsidiaries	24,592	0.35%		%
Common Stock (300,000 shares authorized, 147,907 outstanding at December 31, 2006 and outstanding as adjusted)(2)	1,480
Capital in Excess of Par Value	1,505,795
Retained Earnings	1,382,461
Accumulated Other Comprehensive Income (Loss)	(23,779)
Treasury Stock	(1,610)
Total Common Equity	2,864,347	41.00%		%
Total Capitalization	6,985,779

(1)          Includes current maturities.

(2)          Share data in thousands.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of shares of our common stock in this offering to fund the repurchase of our debt and for general corporate purposes including, without limitation, our construction program.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “EAS.”  The following table sets forth the high and low sales prices per share of our common stock as reported on the New York Stock Exchange for the periods indicated:

	Sales Price
	High	Low
2005:
First Quarter	26.95	24.98
Second Quarter	30.07	25.09
Third Quarter	29.35	24.82
Fourth Quarter	25.95	22.50
2006:
First Quarter	25.57	22.98
Second Quarter	25.39	22.18
Third Quarter	25.20	23.36
Fourth Quarter	25.66	23.62
2007:
First Quarter (through March 15, 2007)	25.93	23.60

On January 9, 2007, our Board of Directors authorized a quarterly dividend of 30 cents per outstanding share of our common stock. The dividend was paid on February 15, 2007 to shareholders of record as of the close of business on January 22, 2007.

The reported last sale price for our common stock on the New York Stock Exchange on March 15, 2007 was $24.22 per share. At March 15, 2007, there were 148,020,770 shares of common stock outstanding. At December 31, 2006, our common stock outstanding was held by 29,984 shareholders of record.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as the representative, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
A.G. Edwards & Sons, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
KeyBanc Capital Markets, a division of McDonald Investments Inc.
UBS Securities LLC
Total	9,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by our counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement and the accompanying prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $           a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $           a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,000,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement and the accompanying prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions would be $          and total proceeds to us would be $           ..

We and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, none of us will, during the period ending 90 days after the date of this prospectus supplement:

•       offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•       file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•       enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•       transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the public offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934 would be required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•       transfers of shares of common stock or any security convertible, exchangeable or exercisable into common stock as a bona fide gift;

•       transfers of shares of common stock to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of our directors or executive officers or their immediate families;

•       transfers of shares of common stock to any beneficiary of our directors or executive officers pursuant to a will or other testamentary document or applicable laws of descent;

•       transfers of shares of common stock or any securities convertible or exercisable or exchangeable for common stock to us; or

•       distributions of shares of common stock or any security convertible, exchangeable for or exercisable into common stock to limited partners or stockholders of our directors and executive officers.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

In the ordinary course of their business, the underwriters and their affiliates have provided and may in the future provide investment and commercial banking services to us and our affiliates for which they have received and will receive customary compensation. In addition, affiliates of Morgan Stanley, JPMorgan, Citigroup and UBS Investment Bank are parties to credit agreements with us and our subsidiaries NYSEG, RG&E, Central Maine Power Company, The Southern Connecticut Gas Company, Connecticut Natural Gas Corporation and The Berkshire Gas Company.

The underwriters have agreed to reimburse us for certain of our expenses incurred in connection with the offering of the common stock.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

VALIDITY OF THE COMMON STOCK

The validity of the shares of common stock and certain other matters will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York, and for the underwriters by Davis Polk & Wardwell, New York, New York.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

In addition to the information under the heading “Where You Can Find More Information” in the accompanying prospectus, the SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus. The information filed with the SEC in the future will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in the documents or filings that is deemed not to be filed), until all of the securities being offered under this prospectus supplement are sold:

•       Our Annual Report on Form 10-K for the year ended December 31, 2006;

•       Our Definitive Proxy Statement on Schedule 14A filed on April 20, 2006 with respect to information under the captions “Corporate Governance,” “Committees,” “Election of Directors,” “Section 16(a) Beneficial Ownership Reporting Compliance,” “Stock Performance Graph,” “Executive Compensation,” “Pension Plan Table,” “Employment Change in Control and Other Arrangements,” “Directors’ Compensation,” “Report of Compensation and Management Succession Committee,” “Security Ownership of Certain Beneficial Owners and Management,” “Independent Registered Public Accounting Firm,” “Audit Fees,” “Audit Related Fees,” “Tax Fees” and “All Other Fees;” and

•       Our Current Reports on Form 8-K filed on January 2, 2007 and February 15, 2007 with respect to item 5.02.

We file a combined Annual Report on Form 10-K with our wholly-owned subsidiary, RG&E. The combined Form 10-K is filed separately by each of us and the Annual Report on Form 10-K of RG&E, including the financial statements included therein, is not incorporated by reference herein.

Documents that we file and which are incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit into this prospectus supplement and the accompanying prospectus. You may obtain documents incorporated by reference in this prospectus supplement and the accompanying prospectus by writing or telephoning:

Energy East Corporation
Shareholder Services
52 Farm View Drive
New Gloucester, Maine 04260-5116
(207) 688-6300

PROSPECTUS

Energy East Corporation

Common Stock
Preferred Stock
Senior Debt Securities
Junior Subordinated Debt Securities

We may offer from time to time:

•       shares of our common stock, par value $0.01 per share;

•       shares of preferred stock;

•       senior debt securities; or

•       junior subordinated debt securities.

We will provide specific terms of any offering in supplements to this prospectus. The securities may be offered separately or together in any combination and as separate series. You should read this prospectus and any prospectus supplement carefully before you invest in the securities.

Our common stock is listed on the New York Stock Exchange under the trading symbol “EAS.”

The mailing address of our principal executive offices is 52 Farm View Drive, New Gloucester, Maine 04260-5116. Our telephone number is (207) 688-6300.

Investing in our securities involve risks. You should carefully consider the information referred to under the heading “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

The date of this prospectus is March 16, 2007

In this prospectus, references to “we,” “us,” “our” and “Energy East” refer to Energy East Corporation, unless the context indicates that “we,” “us” or “our” refers to Energy East Corporation together with its consolidated subsidiaries.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Energy East has filed with the SEC utilizing a “shelf” registration process. By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus or any other security we may establish. This prospectus only provides you with a general description of the securities that may be offered. Each time securities are sold, a “prospectus supplement” will be provided which will contain specific information about the terms of that offering. Material United States federal income tax considerations that may be applicable to the offered securities will also be discussed in the applicable prospectus supplement.

A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

We believe that we have included or incorporated by reference in this prospectus all information material to investors, but certain details that may be important for specific investment purposes have not been included. For more detail, you should read the exhibits filed with or incorporated by reference into the registration statement.

We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of the document.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s public reference room at:

Public Reference Room
100 F Street, N.E.
Washington, DC 20549

You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide website that the SEC maintains at http://www.sec.gov. In addition, materials and information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, 7th Floor, New York, New York 10005, where our common stock is listed.

This prospectus is part of a registration statement that we filed with the SEC. The full registration statement may be obtained from the SEC or us, as indicated below. Documents and forms of documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus about these documents are summaries. You should refer to the actual documents for a more complete description of the relevant matters.

Incorporation by Reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. The information filed with the SEC in the future will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in the documents or filings that is deemed not to be filed), until all of the securities being offered under this prospectus or any prospectus supplement are sold:

•       Our Annual Report on Form 10-K for the year ended December 31, 2006;

•       Our Definitive Proxy Statement on Schedule 14A filed on April 20, 2006 with respect to information under the captions “Corporate Governance,” “Committees,” “Elections of Directors,” “Section 16(a) Beneficial Ownership Reporting Compliance,” “Stock Performance Graph,” “Executive Compensation,” “Pension Plan Table,” Employment, Change in Control and Other Arrangements,” “Directors’ Compensation,” “Report of Compensation and Management Succession Committee,” “Security Ownership of Certain Beneficial Owners and Management,” “Independent Registered Public Accounting Firm,” “Audit Fees,” “Audit Related Fees,” “Tax Fees” and “All Other Fees;” and

•       Our Current Reports on Form 8-K filed on January 2, 2007 and February 15, 2007 with respect to item 5.02.

We file a combined Annual Report on Form 10-K with our wholly-owned subsidiary, Rochester Gas and Electric Corporation. The combined Form 10-K is filed separately by each of us and the Annual Report on Form 10-K of Rochester Gas and Electric Corporation, including the financial statements included therein, is not incorporated by reference herein.

Our future filings with the SEC will automatically update and supersede any inconsistent information in this prospectus (other than information in the documents or filings that is deemed not to be filed). Documents that we file and which are incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit into this prospectus. You may obtain documents incorporated by reference in this prospectus by writing or telephoning:

Energy East Corporation
Shareholder Services
52 Farm View Drive
New Gloucester, Maine 04260-5116
(207) 688-6300

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date of such documents.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the additional information described under the heading “Where You Can Find More Information” may contain some forward-looking statements that involve risks and uncertainties. We may make these statements about our financial condition, results of operations and business. These statements may be made directly in this prospectus or any accompanying prospectus supplement, or may be “incorporated by reference” from other documents filed with the SEC. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ from those indicated by such forward-looking statements include, among others, the following:

•       the deregulation and continued regulatory unbundling of a formerly vertically integrated utility industry;

•       our ability to compete in the rapidly changing and competitive electric and/or natural gas utility markets;

•       regulatory uncertainty and volatile energy supply prices;

•       implementation of New York State Electric & Gas Corporation’s Electric Rate Order issued by the New York State Public Service Commission that has been in effect since January 1, 2007;

•       implementation of the Energy Policy Act of 2005;

•       increased state and FERC regulation of, among other things, intercompany cost allocations;

•       the operation of the New York Independent System Operator and retroactive NYISO billing adjustments;

•       the operation of ISO New England, Inc. as a regional transmission organization and CMP’s continued participation in ISO-NE;

•       our continued ability to recover nonutility generator and other costs;

•       changes in fuel supply or cost and the success of strategies to satisfy power requirements;

•       our ability to expand our products and services including our energy infrastructure in the Northeast;

•       the effect of commodity costs on customer usage and uncollectible expense;

•       our ability to maintain enterprise-wide integration synergies;

•       market risk from changes in value of financial or commodity instruments, derivative or nonderivative, caused by fluctuations in interest rates or commodity prices;

•       the ability of third parties to continue to provide electricity and natural gas;

•       our ability to obtain adequate and timely rate relief and/or the extension of current rate plans;

•       the possible discontinuation or further modification of fixed-price supply programs in New York;

•       nuclear decommissioning or environmental incidents;

•       legal or administrative proceedings;

•       changes in the cost or availability of capital;

•       economic growth or contraction in the areas in which we do business;

•       extreme weather-related events such as floods, hurricanes, ice storms or snow storms;

•       weather variations affecting customer energy usage;

•       authoritative accounting guidance;

•       acts of terrorism;

•       the effect of volatility in the equity and fixed income markets on the cost of pension and other postretirement benefits;

•       the inability or our internal control framework to provide absolute assurance that all incidents of fraud or error will be detected and prevented; and

•       other considerations that may be disclosed from time to time in our publicly disseminated documents or filings.

You should not place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or any prospectus supplement, or, in the case of a document incorporated by reference, the date of that document.

The cautionary statements in this section expressly qualify, in their entirety, all subsequent forward-looking statements attributable to us or any person acting on our behalf. We do not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus, any prospectus supplement or documents incorporated by reference.

ENERGY EAST CORPORATION

We are a public utility holding company organized under the laws of the state of New York in 1997. We are a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire. We conduct all of our operations through our wholly-owned subsidiaries including Connecticut Energy Corporation, CMP Group, Inc., CTG Resources, Inc., Berkshire Energy Resources, RGS Energy Group, Inc. and The Energy Network, Inc.

Connecticut Energy’s wholly-owned subsidiary, The Southern Connecticut Gas Company, is a regulated utility primarily engaged in the retail distribution of natural gas in Connecticut.

CMP Group’s wholly-owned subsidiary, Central Maine Power Company, is a regulated utility primarily engaged in transmitting and distributing electricity generated by others to retail customers in Maine.

CTG Resources’ wholly-owned subsidiary, Connecticut Natural Gas Corporation, is a regulated utility primarily engaged in the retail distribution of natural gas in Connecticut.

Berkshire Energy’s wholly-owned subsidiary, The Berkshire Gas Company, is a regulated utility primarily engaged in the distribution of natural gas in western Massachusetts.

RGS Energy’s wholly-owned subsidiaries are New York State Electric & Gas Corporation (“NYSEG”) and Rochester Gas and Electric Corporation (“RG&E”). NYSEG is a regulated utility primarily engaged in purchasing and delivering electricity and natural gas in the central, eastern and western parts of the state of New York. NYSEG sold a majority of its generation assets in 1999 and most of the remaining generation assets in 2001. RG&E is a regulated utility primarily engaged in generating, purchasing and delivering electricity and purchasing and delivering natural gas in an area centered around the city of Rochester, New York. RG&E sold its largest generating station, Ginna, in 2004.

The Energy Network’s wholly-owned subsidiaries include Cayuga Energy, Inc. and NYSEG Solutions, Inc.

We created a support services company in 2004, Utility Shared Services Corporation, to consolidate support service functions for our largest regulated utilities. This consolidation allows us to optimize the efficiency of those services.

Our principal business consists of our regulated electricity transmission and distribution operations in upstate New York and Maine and our regulated natural gas transportation, storage and distribution operations in upstate New York, Connecticut, Maine and Massachusetts. We serve approximately two million electricity customers and one million natural gas customers. Our service territories reflect diversified economies, including high-technology firms, insurance, light industry, consumer goods manufacturing, pulp and paper, ship building, colleges and universities, agriculture, fishing and recreational facilities. No customer accounts for more than 5% or more of either electric or natural gas revenues.

The mailing address of our principal executive offices is 52 Farm View Drive, New Gloucester, Maine 04260-5116. Our telephone number is (207) 688-6300.

Utility Operations

New York State Electric & Gas Corporation.   NYSEG conducts regulated electricity transmission and distribution operations and regulated natural gas transportation, storage and distribution operations in upstate New York. It also generates electricity, primarily from its several hydroelectric stations. NYSEG serves approximately 871,000 electricity and 256,000 natural gas customers in its service territory of approximately 20,000 square miles, which is located in the central, eastern and western parts of the state of New York and has a population of approximately 2.5 million. The larger cities in New York in which NYSEG serves electricity and natural gas customers are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport.

Rochester Gas and Electric Corporation.   RG&E’s principal business consists of its regulated electricity generation, transmission and distribution operations and regulated natural gas transportation and distribution operations in western New York. RG&E generates electricity from one coal-fired plant, three gas turbine plants and several smaller hydroelectric stations. RG&E serves approximately 359,000 electricity customers and 296,000 natural gas customers in its service territory of approximately 2,700 square miles. The service territory contains a substantial suburban area and a large agricultural area in parts of nine counties including and surrounding the city of Rochester, New York with a population of approximately one million people.

Central Maine Power Company.   Central Maine Power conducts regulated electricity transmission and distribution operations in Maine serving approximately 596,000 customers in its service territory of approximately 11,000 square miles with a population of approximately one million people. The service territory is located in the southern and central areas of Maine and contains most of Maine’s industrial and commercial centers, including the city of Portland and the Lewiston-Auburn, Augusta-Waterville, Saco-Biddeford and Bath-Brunswick areas.

The Southern Connecticut Gas Company.   Southern Connecticut Gas conducts natural gas transportation and distribution operations in Connecticut serving approximately 176,000 customers in its service territory of approximately 560 square miles with a population of approximately 800,000. Southern Connecticut Gas’ service territory extends along the southern Connecticut coast from Westport to Old Saybrook and includes the urban communities of Bridgeport and New Haven.

Connecticut Natural Gas Corporation.   Connecticut Natural Gas conducts natural gas transportation and distribution operations in Connecticut serving approximately 155,000 customers in its service territory of approximately 800 square miles with a population of approximately 800,000, principally in the greater Hartford-New Britain area and Greenwich.

The Berkshire Gas Company.   Berkshire Gas conducts natural gas distribution operations in western Massachusetts serving approximately 36,000 customers in its service territory of approximately 520 square miles with a population of approximately 220,000. Berkshire Gas’ service territory includes the cities of Pittsfield and North Adams.

Other Operations

Our other businesses include retail energy marketing companies, a nonutility generating company, a FERC-regulated liquefied natural gas peaking plant, a natural gas delivery company, a propane air delivery company, telecommunications assets, a district heating and cooling system and an energy consulting services company.

RISK FACTORS

Investing in our securities involves risk. You should carefully consider any specific risks discussed or incorporated by reference in the applicable prospectus supplement, together with all other information contained in the prospectus supplement or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” included in our most recent Annual Report on Form 10-K incorporated by reference in this prospectus, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

USE OF PROCEEDS

Unless we indicate differently in the applicable prospectus supplement which accompanies this prospectus, we intend to use the net proceeds from the sale of the offered securities for general corporate purposes, which may include, among other things, repayment of debt, financing our construction program, additions to working capital, refinancings of securities and investments in our subsidiaries. We may also invest funds not immediately required for such purposes in short-term investment grade securities. The amount and timing of sales of the offered securities will depend on market conditions and the availability of other funds.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratio of earnings to fixed charges for each of the five most recently completed fiscal years and for the most recent year-to-date quarter-end period are included in Exhibit 12-1 to the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, if applicable, which are incorporated by reference in this prospectus.

We have not issued Preferred Shares. If we do so in the future, we will include or incorporate by reference ratios of earnings to combined fixed charges and preferred stock dividends for the applicable periods in addition to the ratio of earnings to fixed charges.

DESCRIPTION OF SECURITIES

Capital Stock

Our authorized capital stock consists of 300,000,000 shares of common stock, $0.01 par value per share, of which 148,020,770 shares were issued and outstanding as of March 13, 2007, and 10,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding.

The following summary description of our capital stock is qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended (“Charter”), our By-Laws and the New York Business

Corporation Law. We refer you to our Charter and By-Laws for the full provisions. Copies of our Charter and By-Laws have been filed with the SEC as exhibits to the registration statement, of which this prospectus forms a part, and are incorporated in this prospectus by reference.

Common Stock

Dividends

Subject to any preferential dividend rights of our preferred stock, if any should become outstanding, dividends on our common stock will be paid if, when and as determined by our board of directors from time to time out of funds legally available for that purpose.

Voting Rights

Holders of our common stock are entitled to one vote for each share held by them on all matters submitted to the shareholders. All of our directors are elected annually and holders of our common stock do not have the right to cumulate their votes in the election of directors. Our Charter provides that the affirmative vote of the stockholders entitled to cast a majority of the votes entitled to be cast shall be required to (i) approve the sale, lease or exchange of all or substantially all of the assets of the Corporation in accordance with Section 903 of the New York Business Corporation Law (“NYBCL”), (ii) adopt a plan of merger or consolidation in accordance with Section 909 of the NYBCL, (iii) approve a share exchange in accordance with Section 913 of the NYBCL, (iv) dissolve in accordance with Section 1001 of the NYBCL, or (v) act under any successor provision to the foregoing provisions of the NYBCL. Our Charter and By-Laws provide that any one of our By-Laws may be altered, amended, repealed or adopted by the affirmative vote of the stockholders entitled to cast a majority of the votes entitled to be cast.

Liquidation

In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, after payment or provision for payment shall have been made of the amounts to which the holders of our preferred stock shall be entitled under the provisions of any series of our preferred stock established by the board of directors, the holders of our common stock will be entitled, to the exclusion of the holders of our preferred stock of any series, to share ratably, according to the number of shares held by them, in all remaining assets of ours available for distribution.

Preemptive and Other Rights

The holders of our capital stock are not entitled to any preemptive rights to subscribe for or purchase any part of any issue, sale or offering of any shares of our capital stock of any class or series, now or hereafter authorized, or of any options, warrants or rights to subscribe for or purchase any such shares, or of any securities convertible into, exchangeable for, or carrying options, warrants or rights to subscribe for or purchase, any such shares, regardless of whether such issue, sale or offering is for cash, property, services or otherwise. Our common stock is not subject to redemption or to any further calls or assessments and is not entitled to the benefit of any sinking fund provisions. The shares of our common stock to be issued in connection with any applicable prospectus supplement, when issued, will be fully paid and non-assessable.

Listing

Our common stock is listed on the New York Stock Exchange under the trading symbol “EAS.”

Transfer Agent, Dividend Disbursing Agent and Registrar

The Transfer Agent, Dividend Disbursing Agent and Registrar for our common stock is Mellon Investor Services, LLC, P.O. Box 3315, South Hackensack, New Jersey 07606.

Preferred Stock

The following summarizes briefly some general terms of our preferred stock. You should read the terms of any series of preferred stock, which will be described in more detail in an applicable prospectus supplement. If indicated in an applicable prospectus supplement, the terms of any series may differ from the terms described below. You should also read the more detailed provisions of our Charter and the applicable certificate of amendment relating to each particular series of preferred stock, which will be filed or incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, for provisions that may be important to you.

With respect to each series of preferred stock, our board of directors may determine, among other things, the following:

•       the serial designation;

•       the number of shares included;

•       the dividend rate and dividend periods, and whether dividends will be cumulative;

•       the relative rights in the event of our voluntary or involuntary liquidation, dissolution or winding-up;

•       any redemption provisions;

•       any sinking fund provisions;

•       any conversion or exchange provisions;

•       any voting rights in addition to those provided by law; and

•       any other relative rights, preferences, or limitations.

The shares of each series of preferred stock will be, when issued, fully paid and non-assessable and holders will have no preemptive rights.

The preferred stock will rank, with respect to dividends and upon our liquidation, dissolution or winding up, senior to all classes of our common stock.

The Transfer Agent, Dividend Disbursing Agent and Registrar for our preferred stock is Mellon Investor Services, LLC, P.O. Box 3315, South Hackensack, New Jersey 07606.

Anti-Takeover Effects of Our Charter and By-Laws and Certain Provisions of Law

Certain provisions of our Charter and By-Laws may make it more difficult to acquire control over our company by various means. These provisions could deprive shareholders of opportunities to realize a premium on the shares of our common or preferred stock owned by them. In addition, these provisions may adversely affect the market price of our common or preferred stock. These provisions are intended to:

•       enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors;

•       discourage certain types of transactions which may involve an actual or threatened change in control of our company;

•       discourage certain tactics that may be used in proxy fights;

•       encourage persons seeking to acquire control of our company to consult first with our board of directors to negotiate the terms of any proposed business combination or offer; and

•       reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares of common stock or that is otherwise unfair to our shareholders.

Reference is made, and the following discussion is qualified in its entirety by reference, to the specific provisions contained in our Charter and By-Laws, which appear as exhibits to the registration statement of which this prospectus is a part, and to the relevant provisions of the New York Business Corporation Law.

The By-Laws authorize our board of directors to fill vacancies, including newly created directorships. Accordingly, this provision could enable our board of directors to prevent a shareholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees. This would also encourage any person who may attempt to take over our company to deal with our board of directors. The By-Laws also provide that, except as otherwise provided by statute, directors may be removed by shareholders only for cause and only by affirmative vote of holders of a majority of the outstanding shares of our common stock. Directors may not be removed without cause by the shareholders, except in the case of a director elected by the holders of any class or series of our stock which may then be outstanding (other than the common stock), voting separately as a class or series, if provided by our Charter. Shareholders would therefore have more difficulty in forcing changes in the composition of our board of directors.

Our By-Laws provide that special meetings of our shareholders may be called only by the chairman of the board of directors or the president and must be called by the chairman, president or secretary at the request in writing of a majority of directors or a majority of the outstanding shares of common stock. This limitation on the right of shareholders to call a special meeting could make it more difficult for shareholders to initiate actions that are opposed by our board of directors. These actions could include the removal of an incumbent director, the election of a shareholder nominee as a director or the implementation of a rule requiring shareholder ratification of defensive strategies with respect to unsolicited takeover bids. In addition, the limited ability of the shareholders to call a special meeting of shareholders may make it more difficult to change our existing board and management.

Our By-Laws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting or at a special meeting of shareholders called for the purpose of electing directors, must provide timely notice thereof in writing. The By-Laws also specify certain requirements as to the timeliness, form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting or special meeting of shareholders.

Authorized but unissued shares of common stock and preferred stock are available for future issuance by our board of directors without shareholder approval. In particular, our board of directors is authorized to issue “blank check” preferred stock, with such terms, rights and preferences as it may determine. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

We are subject to the provisions of Section 912 of the New York Business Corporation Law, which prohibits a New York corporation from engaging in any business combination with an interested shareholder unless such business combination or the original acquisition of stock was approved by the corporation’s board of directors. Certain acquisitions of our common stock could also require approval of the Federal Energy Regulatory Commission as well as certain other federal and state regulatory approvals, depending on the structure and the details of the transaction. These provisions could prohibit, delay or discourage the accomplishment of mergers, takeovers or change in control attempts with respect to our company and, accordingly, may discourage attempts to acquire our company.

Debt Securities

Senior Debt Securities

The following description sets forth the general terms and provisions of the senior debt securities that we may offer by this prospectus. The senior debt securities will rank equally with all of our other unsecured and unsubordinated debt.

The senior debt securities will be issued under an existing senior indenture between us and The Bank of New York (as successor to The Chase Manhattan Bank), as trustee. The senior indenture is an exhibit to the registration statement, of which this prospectus forms a part, and is incorporated by reference. The senior indenture gives us broad authority to set the particular terms of each series of senior debt securities, including the right to modify certain of the terms contained in the senior indenture. The particular terms of a series of senior debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the senior indenture will be described in the applicable prospectus supplement relating to the senior debt securities.

The senior indenture contains the full text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the senior debt securities or the senior indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the senior indenture, including definitions of terms used in that indenture. We also include references in parentheses to certain sections of the senior indenture. Whenever we refer to particular sections of, or defined terms used in, the senior indenture in this prospectus or in the applicable prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the senior debt securities described in the applicable prospectus supplement or supplements.

Prospective purchasers of senior debt securities should be aware that special U.S. federal income tax, accounting and other considerations may be applicable to the senior debt securities of a particular series. The applicable prospectus supplement will describe these considerations, if they apply.

There is no requirement under the senior indenture that future issues of our senior debt securities be issued under that indenture. We will be free to use other indentures or documentation, containing provisions different from those included in the senior indenture or applicable to one or more issues of senior debt securities, in connection with future issues of other debt securities.

General

The senior indenture does not limit the aggregate principal amount of senior debt securities that we may issue under that indenture. The senior indenture provides that the senior debt securities may be issued in one or more series. The senior debt securities may be issued at various times and may have differing maturity dates and may bear interest at differing rates. We need not issue all senior debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of securities of that series, for issuances of additional senior debt securities of that series.

Prior to the issuance of each series of senior debt securities, the particular terms will be specified in a supplemental indenture, a board resolution or in one or more officer’s certificates authorized pursuant to a board resolution. We refer you to the applicable prospectus supplement for a description of the following terms of the series of senior debt securities:

•       title of the senior debt securities;

•       any limit on the aggregate principal amount of the senior debt securities;

•       the person to whom any interest on the senior debt securities shall be payable, if other than the person in whose name those securities are registered at the close of business on the regular record date;

•       the date or dates on which the principal of the senior debt securities will be payable or how the date or dates will be determined;

•       the rate or rates at which the senior debt securities will bear interest, or how the rate or rates will be determined and the date or dates from which interest will accrue;

•       the dates on which interest will be payable;

•       the record dates for payments of interest;

•       the place or places, if any, in addition to the office of the senior indenture trustee, where the principal of, and premium, if any, and interest, if any, on the senior debt securities will be payable;

•       the period or periods within which, the price or prices at which, and the terms and conditions upon which, the senior debt securities may be repaid, in whole or in part, at the option of the holder thereof;

•       any sinking fund or other provisions or options held by holders of the senior debt securities that would obligate us to repurchase or redeem those securities;

•       the percentage, if less than 100%, of the principal amount of the senior debt securities that will be payable if the maturity of those securities is accelerated;

•       any changes or additions to the events of default under the senior indenture or changes or additions to our covenants under that indenture;

•       any collateral, security, assurance or guarantee for the senior debt securities; and

•       any other specific terms applicable to the senior debt securities.

Unless we indicate differently in the applicable prospectus supplement, the senior debt securities will be denominated in United States currency in minimum denominations of $1,000 and multiples of $1,000.

Unless we indicate differently in the applicable prospectus supplement, there are no provisions in the senior indenture or the senior debt securities that require us to redeem, or permit the holders to cause a redemption of, the senior debt securities or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our company.

Security and Ranking

We conduct our operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the senior debt securities are largely dependent upon the earnings of our subsidiaries and the distribution or other payment of these earnings to us in the form of dividends or advances and repayment of loans and advances from us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on our senior debt securities or to make any funds available for payment of amounts due on our senior debt securities.

Because we are a holding company, our obligations under the senior debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our creditors, including the rights of the holders of our senior debt securities, to participate in any distribution of assets of any of our subsidiaries, when such subsidiary is liquidated or reorganized, are subject to the prior claims of the subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any of our subsidiaries, our claims would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary and would be subordinated to any indebtedness or other liabilities of the subsidiary that are senior to that held by us.

Payment and Paying Agents

Unless we indicate differently in the applicable prospectus supplement, we will pay interest on our senior debt securities on each interest payment date by check mailed to the person in whose name that security is registered as of the close of business on the regular record date relating to the interest payment date, except that interest payable at stated maturity, upon redemption or otherwise, will be paid to the person to whom principal is paid. However, if we default in paying interest on a senior debt security, we will pay defaulted interest to the registered owner of that security in one of the following ways:

•       we will first propose to the senior indenture trustee a payment date for the defaulted interest. Next, the senior indenture trustee will choose a special record date for determining which registered holders are entitled to the payment. The special record date will be between 10 and 15 days before the payment date we propose. Finally, we will pay the defaulted interest on the payment date to the registered holder of the senior debt security as of the close of business on the special record date; or

•       we can propose to the senior indenture trustee any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the senior debt securities may be listed for trading. If the senior indenture trustee thinks the proposal is practicable, payment will be made as proposed.

Redemption

We will set forth any terms for the redemption of senior debt securities in a prospectus supplement. Unless we indicate differently in the applicable prospectus supplement, and except with respect to senior debt securities redeemable at the option of the registered holder, senior debt securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the senior debt securities of any series or any tranche of a series are to be redeemed, the senior indenture trustee will select the senior debt securities to be redeemed and will choose the method of random selection it deems fair and appropriate. (See sections 301, 1103 and 1104 of the senior indenture.)

Senior debt securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest to the redemption date once you surrender those securities for redemption. (See section 1106 of the senior indenture.)

If only part of a senior debt security is redeemed, the senior indenture trustee will deliver to you a new senior debt security of the same series for the remaining portion without charge. (See section 1107 of the senior indenture.)

We may make any redemption conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the senior debt securities. (See section 1104 of the senior indenture.)

Registration, Transfer, Exchange and Form

The senior debt securities will be issued only in fully registered form, without interest coupons and in denominations that are even multiples of $1,000. Senior debt securities of any series will be exchangeable for other senior debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (See section 305 of the senior indenture.)

Unless we indicate differently in the applicable prospectus supplement, senior debt securities may be presented for registration of transfer, duly endorsed or accompanied by a duly executed written instrument of transfer, at the office or agency maintained for such purpose, without service charge except for reimbursement of taxes and other governmental charges as described in the senior indenture. (See section 305 of the senior indenture.)

In the event of any redemption of senior debt securities of any series, the senior indenture trustee will not be required to exchange or register a transfer of any senior debt security of the series selected, called or being called for redemption except the unredeemed portion of any senior debt security being redeemed in part. (See section 305 of the senior indenture.)

Book-Entry Only System

The following discussion pertains to senior debt securities that are issued in book-entry only form.

One or more global notes would be issued to DTC, The Depository Trust Company, or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the senior debt securities. The participant would then keep a record of its clients who purchased those securities. A global note may not be transferred, except that DTC, its nominees and their successors may transfer an entire global note to one another.

Under book-entry only, we will not issue certificates to individual holders of the senior debt securities. Beneficial interests in global notes will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants.

DTC has advised us that it is:

•       a limited-purpose trust company organized under the New York Banking Law;

•       a “banking organization” within the meaning of the New York Banking Law;

•       a member of the Federal Reserve System;

•       a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•       a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues and money market instruments from over 100 countries that DTC’s participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The DTC rules applicable to its participants are on file with the SEC.

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”) which, in turn, is owned by a number of DTC’s direct participants, members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

We will wire principal and interest payments to DTC’s nominee. We and the senior indenture trustee will treat DTC’s nominee as the owner of the global notes for all purposes. Accordingly, we and the senior indenture trustee will have no direct responsibility or liability to pay amounts due on the senior debt securities to owners of beneficial interests in the global notes.

It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC’s records as of the record date for such payment. In addition, it is DTC’s current practice to assign any consenting or voting rights to direct participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by standing instructions and the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in “street name.” However, these payments will be the responsibility of the participants and not of ours, DTC or the senior indenture trustee.

Senior debt securities represented by a global note will be exchangeable for senior debt securities certificates with the same terms in authorized denominations only if:

•       DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law;

•       we instruct the senior indenture trustee that the global note is now exchangeable; or

•       an event of default has occurred and is continuing.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

Consolidation, Merger, Conveyance, Sale or Transfer

We have agreed not to consolidate with or merge into any other entity or convey, transfer, or lease our properties and assets substantially as an entirety to any entity unless:

•       the successor is an entity organized and existing under the laws of the United States of America or any State or the District of Columbia;

•       the successor expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest on all the outstanding senior debt securities and the performance of every covenant of the senior indenture that we would otherwise have to perform; and

•       immediately after giving effect to the transactions, no event of default and no event which after notice or lapse of time or both would become an event of default, will have occurred and be continuing. (See section 801 of the senior indenture.)

Limitation on Secured Debt

If this covenant is made applicable to the senior debt securities of any particular series, we have agreed that we will not create, issue, incur or assume any Secured Debt (as defined below) without the consent of the holders of a majority in principal amount of the outstanding senior debt securities of all series with respect to which this covenant is made (for purposes of this section, we refer to all such senior debt securities as “Benefitted Securities”), considered as one class; provided, however, that the foregoing covenant will not prohibit the creation, issuance, incurrence or assumption of any senior debt securities by us if either:

•       we secure all Benefitted Securities then outstanding equally and ratably with the Secured Debt; or

•       we deliver to the senior indenture trustee bonds, notes or other evidences of indebtedness secured by a Lien (as defined below) which secures the Secured Debt in an aggregate principal amount equal to the aggregate principal amount of the Benefitted Securities then outstanding and meeting certain other requirements in the senior indenture.

“Debt,” for purposes of this section, means:

•       indebtedness for borrowed money evidenced by a bond, debenture, note or other written instrument or agreement by which we are obligated to repay such borrowed money; and

•       any guaranty by us of any such indebtedness of another person.

“Lien,” for purposes of this section, means any lien, deed of trust, pledge or security interest.

“Secured Debt,” for purposes of this section, means Debt created, issued, incurred or assumed by us which is secured by a Lien upon any shares of stock of any Significant Subsidiary, as defined in Regulation S-X of the rules and regulations under the Securities Act of 1933, whether owned at the date of the initial authentication and delivery of the senior debt securities of any series or thereafter acquired. (See section 1007 of the senior indenture.)

Modification of the Senior Indenture

Under the senior indenture or any indenture supplemental thereto, our rights and the rights of the holders of senior debt securities may be changed with the consent of the holders representing a majority in principal amount of the outstanding senior debt securities of all series affected by the change, voting as one class, provided that the following changes may not be made without the consent of the holders of each outstanding senior debt security affected thereby:

•       change the fixed date upon which the principal of or the interest on any senior debt security is due and payable, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an original issue discount senior debt security that would be payable upon a declaration of acceleration of the maturity thereof, or change any place of payment where, or the currency in which, any senior debt security or any premium, if any, or the interest thereon is payable, or impair the right to institute suit for the enforcement of any payment on or after the date such payment is due or, in the case of redemption, on or after the date fixed for such redemption;

•       reduce the stated percentage of senior debt securities, the consent of the holders of which is required for any modification of the senior indenture or for waiver by the holders of certain of their rights; or

•       modify certain provisions of the senior indenture. (See section 902 of the senior indenture.)

An original issue discount senior debt security means any security authenticated and delivered under the senior indenture which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof.

The senior indenture also contains provisions permitting us and the senior indenture trustee to amend the senior indenture in certain circumstances, without the consent of the holders of any senior debt securities, to evidence a merger, the replacement of the senior indenture trustee and for certain other purposes. (See section 901 of the senior indenture.)

Events of Default

An event of default with respect to any series of senior debt securities is defined in the senior indenture as being any one of the following:

•       failure to pay interest on the senior debt securities of that series for 30 days after payment is due;

•       failure to pay principal of, or premium, if any, on, the senior debt securities of that series when due;

•       failure to perform other covenants in the senior indenture for 60 days after we are given written notice from the senior indenture trustee or the senior indenture trustee receives written notice from the registered owners of at least 25% in principal amount of the senior debt securities of that series;

•       failure to pay any sinking fund installment when due;

•       default occurs under any bond, note, debenture or other instrument evidencing any indebtedness for money borrowed by us, excluding any of our subsidiaries (including a default with respect to any other series of senior debt securities issued under the senior indenture), or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us (or the payment of which is guaranteed by us), excluding any of our subsidiaries, whether such indebtedness or guarantee exists on the date of the senior indenture or is issued or entered into following the date of the senior indenture, if:

•        either:

•       such default results from failure to pay any such indebtedness when due; or

•       as a result of such default the maturity of such indebtedness has been accelerated prior to its expressed maturity; and

•        the principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay any such indebtedness when due or the maturity of which has been so accelerated, aggregates at least $40 million; and

•       certain events of bankruptcy, insolvency, reorganization, receivership or liquidation relating to us. (See section 501 of the senior indenture.)

An event of default regarding a particular series of senior debt securities does not necessarily constitute an event of default for any other series of senior debt securities.

We will be required to file annually with the senior indenture trustee an officers’ certificate as to the absence of default in performance of certain covenants in the senior indenture. (See section 1008 of the senior indenture.) The senior indenture provides that the senior indenture trustee may withhold notice to the holders of the senior debt securities of any default, except in payment of principal of, or premium, if any, or interest on, those securities or in the payment of any sinking fund installment with respect to those securities, if the senior indenture trustee in good faith determines that it is in the interest of the holders of those securities to do so. (See section 602 of the senior indenture.)

The senior indenture provides that, if an event of default with respect to the senior debt securities specified therein shall have happened and be continuing, either the senior indenture trustee or the holders of 25% or more in aggregate principal amount of the senior debt securities may declare the principal amount of all the senior debt securities to be due and payable immediately. However, if we shall cure all defaults and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in aggregate principal amount of the senior debt securities. (See section 502 of the senior indenture.)

Subject to the provisions of the senior indenture relating to the duties of the senior indenture trustee, the senior indenture trustee will be under no obligation to exercise any of its rights or powers under the senior indenture at the request or direction of any of the holders of the senior debt securities, unless those holders shall have offered to the senior indenture trustee reasonable indemnity. (See section 603 of the senior indenture.)

Subject to the provision for indemnification, the holders of a majority in principal amount of the senior debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the senior indenture trustee, or exercising any trust or power conferred on the senior indenture trustee with respect to the senior debt securities. However, the senior indenture trustee shall have the right to decline to follow any direction if that trustee shall determine that the action so directed conflicts with any law or the provisions of the senior indenture or if that trustee shall determine that the action so directed would be prejudicial to holders not taking part in the direction. (See section 512 of the senior indenture.)

Defeasance

The senior indenture provides that, with respect to a particular series of senior debt securities, we may elect either (a) to be discharged from all of our obligations with respect to the senior debt securities of any series, except for obligations to register the transfer or exchange of senior debt securities, replace stolen, lost or mutilated senior debt securities, to maintain paying agencies and to hold moneys for payment in trust which we refer to as “defeasance,” or (b) to be released from our obligations under sections of the senior indenture described under “—Consolidation, Merger, Conveyance, Sale or Transfer” and “—Limitation on Secured Debt” or to certain covenants relating to corporate existence and maintenance of properties and insurance, in each case, which we refer to as “covenant defeasance,” if:

•       we deposit with the senior indenture trustee, in trust, money, or in certain cases, U.S. government obligations sufficient to pay and discharge (i) the principal of, and premium, if any, and interest, if any, on the outstanding senior debt securities on the dates such payments are due, in accordance with the terms of those securities and (ii) any mandatory sinking fund payments applicable to the senior debt securities on the day on which payments are due and payable in accordance with the terms of the senior indenture and of those securities;

•       no event of default or event which with notice or lapse of time would become an event of default, including by reason of such deposit, with respect to the senior debt securities shall have occurred and be continuing on the date of such deposit;

•       we deliver to the senior indenture trustee an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations; and

•       we have delivered to the senior indenture trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for in the senior indenture relating to the satisfaction and discharge of the senior debt securities have been complied with. (See sections 403 and 1009 of the senior indenture.)

Discharged means, with respect to the senior debt securities of any series, the discharge of the entire indebtedness represented by, and our obligations under, the senior debt securities of such series and in the satisfaction of all of our obligations under the senior indenture relating to the senior debt securities of such series, except (a) the rights of holders of the senior debt securities of such series to receive, from the trust fund established pursuant to the senior indenture, payment of the principal of and interest and premium, if any, on the senior debt securities of such series when such payments are due, (b) our obligations with respect to the senior debt securities of such series with respect to registration, transfer, exchange and maintenance of a place of payment and (c) the rights, powers, trusts, duties, protections and immunities of the senior indenture trustee under the senior indenture. (See section 101 of the senior indenture.)

If we have deposited or caused to be deposited money or U.S. government obligations to pay or discharge the principal of, and premium, if any, and interest, if any, on the outstanding senior debt securities to and including a redemption date on which all of the outstanding senior debt securities are to be redeemed, such redemption date shall be irrevocably designated by a board of directors resolution delivered to the senior indenture trustee on or prior to the date of deposit of such money or U.S. government obligations, and such board of directors resolution shall be accompanied by an irrevocable company request that the senior indenture trustee give notice of such redemption in our name and at our expense not less than 30 nor more than 60 days prior to such redemption date in accordance with the senior indenture. (See section 403 of the senior indenture.)

U.S. government obligations means direct obligations of the United States for the payment of which its full faith and credit is pledged, or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States and the payment of which is unconditionally guaranteed by the United States. U.S. government obligations shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. government obligation or a specific payment of interest on or principal of any such U.S. government obligation held by such custodian for the account of a holder of a depositary receipt. However, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. government obligation or the specific payment of interest on or principal of the U.S. government obligation evidenced by such depositary receipt. (See section 101 of the senior indenture.)

Resignation or Removal of Senior Indenture Trustee

The senior indenture trustee may resign at any time by giving written notice to us specifying the day upon which the resignation is to take effect. The resignation will take effect immediately upon the later of the appointment of a successor senior indenture trustee and such specified day. (See section 610 of the senior indenture.)

The senior indenture trustee may be removed at any time by an instrument or concurrent instruments in writing delivered to the senior indenture trustee and us and signed by the holders, or their attorneys-in-fact, representing at least a majority in principal amount of the then outstanding senior debt securities. In addition, under certain circumstances, we may remove the senior indenture trustee upon notice to the holder of each senior debt security outstanding and the senior indenture trustee, and appointment of a successor senior indenture trustee. (See section 610 of the senior indenture.)

Concerning the Senior Indenture Trustee

The Bank of New York, as successor to The Chase Manhattan Bank, is the trustee under the senior indenture and the subordinated indenture. The Bank of New York also serves as trustee under the unsecured debt indenture with respect to senior unsecured debt securities issued by our subsidiary,

NYSEG. We maintain other banking relationships in the ordinary course of business with the senior indenture trustee and its affiliates.

Governing Law

The senior indenture and the senior debt securities will be governed by and construed in accordance with the laws of the State of New York.

Junior Subordinated Debt Securities

The following description sets forth the general terms and provisions of the junior subordinated debt securities that we may offer by this prospectus. The junior subordinated debt securities will be unsecured and subordinate and junior in right of payment to all of our senior debt securities as provided in the subordinated indenture.

The junior subordinated debt securities will be issued under a subordinated indenture between us and The Bank of New York (as successor to The Chase Manhattan Bank), as trustee. The subordinated indenture is an exhibit to the registration statement, of which this prospectus forms a part, and is incorporated by reference. The subordinated indenture gives us broad authority to set the particular terms of each series of junior subordinated debt securities, including the right to modify certain of the terms contained in the subordinated indenture. The particular terms of a series of junior subordinated debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the subordinated indenture will be described in the applicable prospectus supplement relating to the junior subordinated debt securities.

The subordinated indenture contains the full text of the matters described in this section. Because this section is a summary, it does not describe certain exceptions and qualifications contained in the subordinated indenture or the junior subordinated debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the subordinated indenture, including definitions of terms used in that indenture. We also include references in parentheses to certain sections of the subordinated indenture. Whenever we refer to particular sections of, or defined terms used in, the subordinated indenture in this prospectus or in the applicable prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the junior subordinated debt securities described in the applicable prospectus supplement or supplements.

Prospective purchasers of junior subordinated debt securities should be aware that such securities may be sold at a substantial discount below their stated principal amount and may bear no interest or below market rate interest. In addition, special U.S. federal income tax, accounting and other considerations may be applicable to any junior subordinated debt securities. The applicable prospectus supplement will describe these considerations, if they apply.

There is no requirement under the subordinated indenture that future issues of our junior subordinated debt securities be issued under that indenture. We will be free to use other indentures or documentation, containing provisions different from those included in the subordinated indenture or applicable to one or more issues of junior subordinated debt securities, in connection with future issues of other debt securities.

General

The junior subordinated debt securities may be issued in one or more series under an existing subordinated indenture between us and The Bank of New York (as successor to The Chase Manhattan Bank).

Because we are a holding company, our rights and the rights of our creditors, including the rights of the holders of our junior subordinated debt securities, to participate in any distribution of assets of any of our subsidiaries when such subsidiary is liquidated or reorganized are subject to the prior claims of the subsidiary’s creditors. Accordingly, the junior subordinated debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of junior subordinated debt securities should look only to our assets for payments on the junior subordinated debt securities.

The subordinated indenture does not limit the aggregate principal amount of junior subordinated debt securities that we may issue under that indenture. The subordinated indenture provides that the junior subordinated debt securities may be issued in one or more series pursuant to a supplemental indenture or a board resolution and officers’ certificates.

We refer you to the applicable prospectus supplement for a description of the following terms of the junior subordinated debt securities, including the method for determining such terms, the persons authorized to determine such terms and the limits, if any, within which any such determination of such terms is to be made:

•       the title;

•       any limit on the aggregate principal amount;

•       the maturity date on which principal is payable;

•       the interest rate or rates and date or dates from which interest shall accrue;

•       the interest payment dates;

•       the record dates for each corresponding interest payment date;

•       our right to defer or extend an interest payment date;

•       the place where (i) principal, any premium and any interest are payable, (ii) junior subordinated debt securities may be presented for registration of transfer or exchange, and (iii) notices and demands to us may be made;

•       the terms and conditions of redemption;

•       issuable denominations;

•       the portion (if less than all) of the principal amount payable upon acceleration of maturity;

•       the currency or currencies in which the principal, any premium and any interest are payable or in which the junior subordinated debt securities will be denominated;

•       any additions, modifications or deletions to the events of default or covenants in the subordinated indenture;

•       the index or indices and applicable calculations used to determine the amount of principal, premium, if any, or interest payments;

•       the terms and conditions for issuance of a temporary global security representing all such junior subordinated debt securities and the exchange of a temporary global security for definitive junior subordinated debt securities;

•       whether issuance will be in the form of one or more global securities and the depositary for global securities;

•       appointment of any paying agent or agents; and

•       any other terms not inconsistent with the subordinated indenture.

If (i) the purchase price of any of the junior subordinated debt securities is payable in one or more foreign currencies or currency units, (ii) any junior subordinated debt securities are denominated in one or more foreign currencies or currency units or (iii) the principal, any premium or any interest on any junior subordinated debt securities is payable in one or more foreign currencies or currency units, then the restrictions, elections, certain U.S. federal income tax consequences, specific terms and other information with respect to such series of junior subordinated debt securities and such foreign currency or currency units will be set forth in the applicable prospectus supplement.

If any index is used to determine the amount of payments of principal, any premium or any interest on any series of junior subordinated debt securities, special U.S. federal income tax, accounting and other applicable considerations will be described in the applicable prospectus supplement.

Denominations, Registration and Transfer

The junior subordinated debt securities will be issuable only in registered form without coupons, unless we indicate differently in the applicable prospectus supplement. Junior subordinated debt securities of any series will be exchangeable for other junior subordinated debt securities of the same series, in authorized denominations, with the same aggregate principal amount, original issue date and maturity and bearing the same interest rate. (See sections 2.3 and 2.5 of the subordinated indenture.)

If a redemption occurs, neither we nor the subordinated indenture trustee will be required to (i) exchange or register the transfer of junior subordinated debt securities of any series during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of junior subordinated debt securities of that series and ending at the close of business on the relevant redemption date or (ii) exchange or transfer any junior subordinated debt securities so selected for redemption, except any portion of junior subordinated debt securities not being redeemed in a partial redemption. (See section 2.5 of the subordinated indenture.)

Global Junior Subordinated Debt Securities

Unless we indicate differently in the applicable prospectus supplement, all or a part of each series of junior subordinated debt securities may be issued in the form of one or more global junior subordinated debt securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global junior subordinated debt securities will be issued only in fully registered form, but may be in either temporary or permanent form. Unless and until it is exchanged for certificated junior subordinated debt securities, a global junior subordinated debt security may be transferred only as a whole. Transfers of global junior subordinated debt securities are permitted between the following entities:

•       by the depositary for such global junior subordinated debt security to a nominee of such depositary;

•       by a nominee of such depositary to such depositary or another nominee of such depositary; or

•       by the depositary or any nominee to a successor depositary or any nominee of such successor. (See section 2.5 of the subordinated indenture.)

Each prospectus supplement will describe the terms of the depositary arrangement with respect to each series of junior subordinated debt securities.

Payment and Paying Agents

Payment of principal, any premium and any interest on junior subordinated debt securities will be made at the office of the subordinated indenture trustee in the City of New York or at the office of such paying agent(s) as we may periodically designate, unless we indicate differently in the applicable prospectus supplement. However, at our option, payment of any interest may be made (i) except in the case of global junior subordinated debt securities, by check mailed to the address in the securities register of the person entitled to such payment or (ii) by transfer to an account specified in the securities register maintained by the person entitled to such payment, provided that proper transfer instructions have been received by the preceding record date. Unless we indicate differently in the applicable prospectus supplement, payment of any interest on junior subordinated debt securities will be made to the person in whose name such junior subordinated debt securities are registered at the close of business on the record date for such interest, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent; however, we will at all times be required to maintain a paying agent in each place of payment for each series of junior subordinated debt securities. (See sections 4.1 and 4.2 of the subordinated indenture.)

Any moneys deposited with the subordinated indenture trustee or any paying agent in trust for the payment of principal, any premium or any interest on any junior subordinated debt security and remaining unclaimed for two years after such payment has become due and payable shall, at our request, be repaid to us. After that time, the holder of such junior subordinated debt security will be a general unsecured creditor of ours and may only look to us for payment of such moneys. (See section 12.4 of the subordinated indenture.)

Option to Defer Interest Payments

If provided in the applicable prospectus supplement, we will have the right to periodically defer payment of interest for an extension period of up to the number of consecutive interest payment periods specified in the applicable prospectus supplement. The interest payment deferment will be subject to the terms, conditions and any covenants specified in the applicable prospectus supplement. The extension period may not extend beyond the maturity of such series of junior subordinated debt securities as provided in the applicable prospectus supplement. (See section 2.10 of the subordinated indenture.) Certain U.S. federal income tax consequences and other applicable considerations to any such junior subordinated debt securities will be described in the applicable prospectus supplement.

Redemption and Prepayment

The junior subordinated debt securities will not be subject to any sinking fund, unless we indicate differently in the applicable prospectus supplement.

We may redeem all (at any time) or a part (at particular times) of the junior subordinated debt securities of any series, unless we indicate differently in the applicable prospectus supplement. If the junior subordinated debt securities of any series are redeemable beginning on a specified date or upon the satisfaction of additional conditions, the applicable prospectus supplement will specify such date or describe such conditions. The redemption price for any junior subordinated debt security so redeemed will equal any accrued and unpaid interest to the redemption date, plus 100% of the outstanding principal amount, unless we indicate differently in the applicable prospectus supplement.

Notice of any redemption will be mailed at least 20 days but not more than 60 days before the redemption date to each holder of junior subordinated debt securities to be redeemed at its registered address. Unless we default in payment of the redemption price and any interest accrued to the redemption date, interest will stop accruing on such junior subordinated debt securities (or the part called for redemption) as of the redemption date. (See sections 3.2 and 3.3 of the subordinated indenture.)

Option to Change or Extend Maturity Date

If provided in the applicable prospectus supplement, we will have the right to:

•       shorten the maturity of the junior subordinated debt securities of any series at any time to a date no earlier than the first date on which we may redeem those securities; or

•       extend the maturity of the junior subordinated debt securities of any series at any time to a date no later than the forty-ninth anniversary of the first interest payment date following the original issue date of those securities.

Our right to shorten or extend the maturity of a particular series of junior subordinated debt securities will be subject to the terms, conditions and any covenants specified in the applicable prospectus supplement. (See section 2.12 of the subordinated indenture.)

Modification of Subordinated Indenture

We and the subordinated indenture trustee may modify the subordinated indenture without the consent of the holders of any series of junior subordinated debt securities to cure ambiguities, defects or inconsistencies (so long as the interests of the holders of the junior subordinated debt securities are not materially adversely affected) and qualify, or maintain the qualification of, the subordinated indenture under the Trust Indenture Act of 1939, among other things. (See section 10.1 of the subordinated indenture.)

We and the subordinated indenture trustee may execute any supplemental indenture to create any new series of junior subordinated debt securities without the consent of any holders of junior subordinated debt securities. (See section 10.1 of the subordinated indenture.)

The subordinated indenture permits us and the subordinated indenture trustee to modify the subordinated indenture in a manner that materially adversely affects the rights of holders of a series of junior subordinated debt securities so long as the holders of at least a majority in principal amount of such series of junior subordinated debt securities consents. The consent of all affected holders of a series of junior subordinated debt securities is required to, among other things: (i) change the maturity of such series of junior subordinated debt securities; (ii) reduce the principal amount of, or reduce the rate or extend the time of payment of interest on, such series of junior subordinated debt securities; or (iii) modify the provisions regarding subordination of the junior subordinated debt securities in a manner that adversely affects the rights of holders of such series of junior subordinated debt securities. The consent of all holders of a series of junior subordinated debt securities is required to reduce the percentage of principal amount of junior subordinated debt securities of such series, the holders of which are required to consent to any such modification of the subordinated indenture. (See section 10.2 of the subordinated indenture.)

Junior Subordinated Debt Security Events of Default

An “event of default” will occur under the subordinated indenture if any of the following events occurs:

•       failure for 30 days by us to pay any interest when due (subject to the deferral of any due date in the case of an extension period under the subordinated indenture); or

•       failure by us to pay any principal when due at maturity, upon redemption, by declaration or otherwise; or

•       failure by us to observe or perform any other covenant contained in the junior subordinated debt securities or the subordinated indenture (other than those specifically relating to another series) for

60 days after written notice to us from the subordinated indenture trustee or the holders of at least 25% in principal amount of such series of junior subordinated debt securities; or

•       certain events of bankruptcy, insolvency or reorganization by us. (See section 6.1 of the subordinated indenture.)

The applicable prospectus supplement will describe any other events of default relating to the junior subordinated debt securities. The holders of a majority of the outstanding principal amount of junior subordinated debt securities of each series affected have the right to direct the time, method and place of conducting any proceeding for any remedy available to the subordinated indenture trustee. (See section 6.6 of the subordinated indenture.)

The subordinated indenture trustee or the holders of at least 25% of the outstanding principal amount of junior subordinated debt securities of each series affected may declare the principal due and payable immediately when an event of default under the subordinated indenture occurs. If the event of default under the subordinated indenture has been cured, subject to certain conditions, the holders of a majority of the outstanding principal amount of junior subordinated debt securities of each series affected may annul such declaration. (See section 6.1 of the subordinated indenture.)

The holders of a majority of the outstanding principal amount of each series of the junior subordinated debt securities affected may waive any default, except a default in the payment of principal or interest or a default regarding a covenant or provision which under the subordinated indenture cannot be modified or amended without the consent of the holder of each outstanding junior subordinated debt security. We are required to file an annual certificate with the subordinated indenture trustee stating whether we are in compliance with all the applicable conditions and covenants under the subordinated indenture. (See sections 5.3 and 6.6 of the subordinated indenture.)

Consolidation, Merger, Sale of Assets and Other Transactions

The subordinated indenture permits us to consolidate or merge with another person or to sell or convey all or substantially all its assets to any person if:

•       either (i) we are the successor person or (ii) the successor person is organized under the laws of the United States or any state or the District of Columbia, and such successor person expressly assumes our obligations on the junior subordinated debt securities and under the subordinated indenture;

•       immediately after the consolidation, merger, sale or conveyance, no default in the performance of any covenant or condition under the subordinated indenture has occurred. (See section 11.1 of the subordinated indenture.)

The general provisions of the subordinated indenture do not afford holders of the junior subordinated debt securities protection in the event of a transaction involving us that may adversely affect holders of the junior subordinated debt securities.

Satisfaction and Discharge

The subordinated indenture will cease to be of further effect when:

•       all outstanding junior subordinated debt securities are delivered to the subordinated indenture trustee for cancellation or

•       all outstanding junior subordinated debt securities are due and payable or will become due and payable or will be called for redemption within one year, and we deposit with the subordinated indenture trustee funds in trust in an amount sufficient to pay at maturity or upon redemption all of such outstanding junior subordinated debt securities, including principal and any interest to the date of maturity or redemption (as applicable) and we have paid all other amounts payable under the subordinated indenture. (See section 12.1 of the subordinated indenture.)

The following rights will survive such satisfaction and discharge:

•       remaining rights of registration of transfer, substitution and exchange and our optional redemption right,

•       rights of holders to receive principal and interest and other amounts deposited with the subordinated indenture trustee, and

•       the rights, obligations and immunities of the subordinated indenture trustee under the subordinated indenture. (See sections 7.6 and 12.1 of the subordinated indenture.)

Subordination

In the subordinated indenture, we have covenanted and agreed that any junior subordinated debt securities will be subordinate and junior in right of payment to all Senior Debt, as defined below. When any payment or distribution of our assets is made due to any insolvency event of ours, the holders of Senior Debt will first be entitled to receive payment in full of principal, any premium and any interest on such Senior Debt before any payment of principal or interest on the junior subordinated debt securities. (See section 14.1 of the subordinated indenture.)

If the maturity of any junior subordinated debt securities is accelerated, the holders of all outstanding Senior Debt will first be entitled to receive payment in full of all amounts due on such Senior Debt before the holders of junior subordinated debt securities will be entitled to receive or retain any payment regarding principal or interest on the junior subordinated debt securities. No payments on account of principal, any premium or any interest on the junior subordinated debt securities may be made if a default in any payment with respect to Senior Debt has occurred and is continuing or an event of default with respect to any Senior Debt resulting in its acceleration, or if any judicial proceeding is pending with respect to any such default. (See sections 14.1 and 14.9 of the subordinated indenture.)

“Senior Debt,” for purposes of this section, means:

•       any indebtedness of ours for borrowed or purchased money, whether or not evidenced by bonds, debentures, notes or other written instruments;

•       obligations of ours for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar facilities issued for our account;

•       any indebtedness or other obligations of ours with respect to commodity contracts, interest rate commodity and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts, and other similar agreements or arrangements; and

•       any guarantees, endorsements (other than by endorsement of negotiable instruments for collection in the ordinary course of business) or other similar contingent obligations in respect of obligations of others of a type described above, whether or not such obligation is classified as a liability on a balance sheet prepared in accordance with generally accepted accounting principles;

in each case above whether outstanding on the date of execution of the subordinated indenture or thereafter incurred, other than obligations ranking on a parity with the subordinated debt securities or ranking junior to the subordinated debt securities. Senior Debt, for purposes of this section, does not include (a) obligations to trade creditors or (b) any indebtedness of ours to any of our subsidiaries.

The subordinated indenture places no limitation on the amount of Senior Debt that we may incur. We expect to periodically incur additional indebtedness and other obligations constituting Senior Debt.

Senior Debt will be entitled to the benefits of the subordination provisions in the subordinated indenture irrespective of the amendment, modification or waiver of any terms of the Senior Debt. We may not amend the subordinated indenture to change the subordination of any outstanding junior subordinated debt securities without the consent of each holder of Senior Debt that the amendment would adversely affect.

The subordinated indenture provides that the foregoing subordination provisions may be changed before issuance with respect to the junior subordinated debt securities to be issued. Any such change would be described in the applicable prospectus supplement.

Concerning the Subordinated Indenture Trustee

The subordinated indenture trustee will have all the duties and responsibilities specified with respect to a subordinated indenture trustee under the Trust Indenture Act. Subject to the provisions of the Trust Indenture Act, the subordinated indenture trustee is not under any obligation to exercise any of the powers vested in it by the subordinated indenture at the request of any holder of junior subordinated debt securities, unless it is offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred. The subordinated indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the subordinated indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

The Bank of New York is the trustee under the senior indenture and the subordinated indenture. The Bank of New York also serves as trustee under the unsecured debt indenture with respect to senior unsecured debt securities issued by our subsidiary, NYSEG. We maintain other banking relationships in the ordinary course of business with the subordinated indenture trustee and its affiliates.

Governing Law

The subordinated indenture is, and the junior subordinated debt securities will be, governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

We may use the following methods to sell the securities:

•       through negotiation with one or more underwriters;

•       through one or more agents or dealers designated from time to time;

•       directly to purchasers; or

•       through any combination of the above.

The applicable prospectus supplement will state the terms of the offering of the securities, including:

•       the name or names of the underwriters, dealers or agents;

•       the purchase price of such securities and the net proceeds to us;

•       any initial public offering price of the securities;

•       any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•       any discounts or concessions allowed or reallowed or paid to dealers; and

•       any securities exchanges on which the securities may be listed.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. A prospectus supplement or a supplement thereto will describe the method of distribution of any series of securities.

If we use any underwriters in the sale of securities, we will enter into an underwriting agreement, a distribution agreement, a sales agency agreement or similar agreement with such underwriters prior to the time of sale, and the names of the underwriters used in the transaction will be set forth in a prospectus supplement or a supplement thereto relating to such sale. If an underwriting agreement is executed, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless we otherwise indicate in the prospectus supplement, the underwriting or purchase agreement will provide that the underwriter or underwriters are obligated to purchase all of the securities offered in the prospectus supplement if any are purchased.

If any securities are sold through agents designated by us from time to time, the prospectus supplement or a supplement thereto will name any such agent, set forth any commissions payable by us to any such agent and the obligations of such agent with respect to the securities. Unless otherwise indicated in the prospectus supplement or a supplement thereto, any such agent will be acting on a best efforts basis for the period of its appointment.

Certain persons participating in an offering of the securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters, if any, may sell more securities than they are obligated to purchase in connection with the offering, creating a short position for their own accounts. A short sale is covered if the short position is no greater than the number or amount of securities available for purchase by the underwriters under any overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or purchasing these securities in the open market. In determining the source of securities to close out a covered short sale, the underwriters will consider, among other things, the open market price of these securities compared to the price available under the overallotment option. The underwriters may also sell these securities or any other securities in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of these securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters, if any, may bid for, and purchase, these securities in the open market to stabilize the price of these securities. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing these securities in the offering, if the syndicate repurchases previously distributed securities to cover syndicate short positions or to stabilize the price of these securities. Any of these activities may raise or maintain the market price of these securities above independent market levels or prevent or retard a decline in the market price of these securities. The underwriters, if any, are not required to engage in these activities and may end any of these activities at any time.

No series of debt securities, when first issued, will have an established trading market. Any underwriters or agents to or through whom securities are sold by us for public offering and sale may make a market in such securities, but underwriters and agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any securities.

In connection with the sale of the securities, any purchasers, underwriters or agents may receive compensation from us or from purchasers in the form of concessions or commissions. The underwriters will be, and any agents and any dealers participating in the distribution of the securities may be, deemed to be underwriters within the meaning of the Securities Act of 1933. The agreement between us and any purchasers, underwriters or agents will contain reciprocal covenants of indemnity, and will provide for contribution by us in respect of our indemnity obligations, between us and the purchasers, underwriters, or agents against certain liabilities, including liabilities under the Securities Act of 1933.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York.